Exhibit 14.1

Yayi International Inc.
Code of Business Conduct
and Ethics

A Message from Li Liu, Chairwoman and Chief Executive Officer

Dear Colleagues:

Integrity is at heart of Yayi International’s operations and guides our interaction with consumers, distributors, shareholders, colleagues, suppliers, business partners, advisors, and our community as a whole.

We have compiled these standards to help you support us in being the best possible corporate citizen. If you have questions about how to act according to these standards, please contact your supervisor or Human Resources manager for guidance.

Our high ethical standards are a part of why we are increasingly well recognized as a provider of healthy and nutritious formula products of the highest quality. I’m convinced these principles will continue to serve as a cornerstone for our future growth and success.

Li Liu

Chairwoman and Chief Executive Officer

Code of Business Conduct and Ethics

Table of Contents

I.	Introduction

II.	Commitment to Employees

	a)	Integrity

	b)	Fair Treatment

	c)	Safety and Health

	d)	Privacy and Confidentiality

III.	Commitment to Customers and Consumers

	a)	Quality

	b)	Product Safety

	c)	Advertising and Packaging

IV.	Commitment to Shareholders

	a)	Accuracy of Business Records

	b)	Records Management

	c)	Protecting Company Assets and Confidential Information

	d)	Conflicts of Interest

	e)	Disclosure of Material Nonpublic Information

	f)	Insider Trading and Securities Laws Compliance

	g)	Responding to Inquiries from Shareholders, Analysts and the Media

V.	Commitment to Business Partners

	a)	Fair Dealing

	b)	Sourcing, Suppliers and Contractors

	c)	Sales and Marketing Practices

	d)	Competitive Information

	e)	Intellectual Property

VI.	Foreign Corrupt Practices Act (“FCPA”) and Similar Laws

VII.	Reporting

I.	Introduction

Yayi International Inc. (“Yayi International,” the “Company” or “we”) are committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and we adhere to full and accurate financial disclosure in compliance with applicable laws.

This Code of Business Conduct and Ethics applies to all employees, officers and directors of the Company and its subsidiaries and sets forth specific policies to guide us in the performance of our duties. Failure to comply with Company policies, applicable laws and/or the Code of Business Conduct and Ethics can result in disciplinary action, including termination of employment.

II.	Commitment to Employees

a)	Integrity

We act with integrity by acting honestly, by obeying the law, and by treating our colleagues and partners with appreciation and respect. We apply the same standard of integrity and compliance with the Code and applicable laws to contractors, distributors, agents, consultants, or other third parties we cooperate with.

We report any situation that we believe is in violation of the Code, and protect against retaliation of any employee who in good faith reports an ethical concern or issue.

b)	Fair Treatment

We are a people oriented organization and believe human capital is an important asset we want to expand. Therefore we are firmly committed to the fair and equitable treatment of all employees. We judge all employees by their merits without regard to race, color, gender, sexual orientation, national origin, age, religion, disability, or marital status. We comply with all laws, including employment laws and will not tolerate unlawful discrimination of any kind.

In accordance with this standard, we avoid hiring, transferring or promoting a relative of an employee into a situation that may promote favoritism in the professional relationship.

c)	Safety and Health

We are committed to providing a safe and healthy work environment and preventing accidents by regularly inspecting work equipment, facilities and practices and by providing the necessary training and oversight required to perform operations in a safe manner. Each employee is accountable for observing the safety and health rules and practices that apply to the job and for taking precautions necessary to protect themselves and their co-workers, including immediately reporting accidents, injuries and unsafe practices or conditions.

d)	Privacy and Confidentiality

We will protect the privacy and confidentiality of every employee’s personal, medical and financial records. We will not disclose confidential information to internal or external parties, except for when obligated to do so by law.

We recognize that our employees should not expect privacy when using Company provided services and equipment. We reserve the right to inspect our facilities and property, including but not limited to computers, telephone records, lockers, e-mail, Internet usage, business documents, offices and other workspaces.

III.	Commitment to Customers and Consumers

a)	Quality

We take pride in the quality of our product, which we drink ourselves every day. Our commitment is reflected in a comprehensive set of quality control standards that are often more rigorous than national standards. We are mindful that our reputation is inside every package of goat milk we produce and sell.

b)	Product Safety

Ensuring that consumers can trust the safety of our products is vital to us. We adhere to the applicable laws, rules and regulations on food safety in China and take the health of our consumers very seriously. We immediately report any threats to product safety to the relevant authorities so that appropriate and prompt action can be taken.

c)	Advertising and Packaging

We promote our brands in a manner that is consistent with our excellent reputation and will provide consumers with accurate information about our products. We truthfully and accurately represent our products, and do not misstate facts or promote misinterpretation through our advertising, packaging, point of purchase displays, promotions or any other material related to our products. We only make claims that favorably compare Yayi International’s products with those of competitors when such claims are factual and validated.

IV.	Commitment to Shareholders

a)	Accuracy of Books and Records

Our books and records must accurately reflect our business transactions and comply with the highest standards detailed in our financial and accounting policies. Each of us is responsible for the accuracy of our respective financial and other records and is under no condition permitted to falsify information, or present information in a misleading manner.

For example, we never:

1)	make false claims on an expense report, time sheet, or other protocol,
2)	falsify results of quality or safety tests,
3)	record false sales or misrepresent the timing of sales,
4)	understate or overstate known liabilities and assets,
5)	improperly recognize expenses,
6)	enter into unauthorized off-balance sheet transactions that result in unrecorded assets or obligations, or make entries that intentionally hide or disguise the true nature of any transaction.

b)	Records Management

We have a comprehensive records management policy that complies with all laws relating to record retention and disposal. Each of us is responsible for the proper maintenance and disposal of records that we manage. We do not alter, conceal or destroy documents or records that are subject to an investigation or which may be used in an official proceeding.

We will maintain all public information about the Company for five years, including disclosure documents, news releases, analyst reports, transcripts or tape recordings of conference calls, debriefing notes, notes from meetings and telephone conversations with analysts and investors, and newspaper articles.

c)	Protecting Company Assets and Confidential Information

We have an obligation and responsibility to protect company assets and ensure their efficient use. In addition to cash and other financial assets, our assets include equipment, inventory, supplies and intellectual property. We follow the necessary security procedures to protect assets, and we are alert to situations that could lead to loss or misuse of assets.

We know that information is one of our most valuable assets and that information that is not generally disclosed and is helpful to us (or to our competitors) must be protected.

Some examples of information that offers Yayi International a competitive advantage include:

1)	trade secrets
2)	detailed sales and profit figures
3)	new product or marketing plans
4)	research and development ideas or information
5)	manufacturing processes
6)	detailed procurement information
7)	salary data
8)	employee lists
9)	information concerning potential acquisitions
10)	divestitures and investments

Each of us protects confidential information by adhering to the proper storage and distribution practices and avoiding discussion of confidential information in public areas or with employees or other insiders who are unauthorized to have access to the information. We respect our obligation to preserve Yayi International’s confidential information even after employment ends.

d)	Conflicts of Interest

We make all business decisions on the basis of sound business judgment, and are not motivated by personal interest or gain.

A conflict of interest occurs when personal interests, including those of a family member, business associate or entity in which a person holds an interest, hinder our ability to perform our work objectively. Employees must disclose any conflicts of interest to their supervisor.

In order to prevent conflicts of interest, we have identified the most frequent situations where conflicts of interest may form:

1)	Competing with Yayi International or undertake a business opportunity for personal gain
2)	Being a supplier to the Company or being affiliated with a supplier
3)	Having a financial interest in any organization with which the Company does business or competes with without written approval from the Company’s General Counsel
4)	Performing work unrelated to Yayi International on Company time
5)	Favoring relatives or friends within the Company in conflict with the Company’s best interests

In addition to avoiding conflicts of interest, we also avoid any situation that might create or appear to create a conflict of interest.

e)	Disclosure of Material Nonpublic Information

Our approach to managing material nonpublic information and the conduct of our employees who have access to such information is controlled by law and by Company policy. Information about the Company is considered material if there is a substantial likelihood that a reasonable investor would:

1)	Consider the information important in making an investment decision; or
2)	Would reasonably be expected to result in a significant change in the market price or value of Yayi International’s securities; or
3)	View the information as significantly altering the total mix of information in the marketplace about the Company.

Under these standards, Company information that may be material includes information regarding (but not limited to):

1)	Financial performance and significant changes in financial performance;
2)	Company projections and strategic plans;
3)	Mergers, acquisitions, tender offers, joint ventures, or significant changes in assets;
4)	New major contracts, orders, suppliers or customers, or the loss thereof;
5)	Significant changes in products or product lines, supplies or inventory;
6)	Changes in control or management of the Company;
7)	Changes in the Company's auditors or a notification from its auditors that the Company may no longer rely on the auditors' audit report;
8)	Major litigation; and/or Major events relating to the Company's securities.

The Company spokespersons, in consultation when necessary with legal counsel shall determine whether Company information is material and whether it needs to be disclosed. Material nonpublic information about the Company shall not be disclosed to any third party or select audience, be it analysts, shareholders, friends, relatives or others. If previously undisclosed material information has been inadvertently disclosed to an analyst or any other person not bound by an express confidentiality obligation, such information must be broadly disclosed immediately via news release and appropriate filing with the SEC.

f)	Insider Trading and Securities Laws Compliance

It is illegal for anyone to purchase or sell securities of any public company with knowledge of material information affecting that company that has not been publicly disclosed. Except in the necessary course of business, it is also illegal for anyone to inform any other person of material non-public information. Therefore, insiders and employees with knowledge of confidential or material information about Yayi International or counterparties in negotiations of material potential transactions, are prohibited from trading shares in the Company or any counter-party until the information has been fully disclosed and a reasonable period of time has passed for the information to be widely disseminated.

We inform our employees and other insiders of any blackout periods related to the sale and purchase of our securities.

g)	Responding To Inquiries from Shareholders, Analysts and the Media

We have an obligation to accurately and completely report all material facts when providing information to the news media, securities analysts and shareholders. Because only certain employees have the information and necessary training to comply with this obligation, we refer all inquiries regarding Yayi International’s activities, results, plans or its position on public issues to the Investor Relations Department or to the designated local or corporate spokesperson.

V.	Commitment to Business Partners

a)	Fair Competition

We deal fairly with our customers, suppliers and business partners. We do not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing practice.

b)	Sourcing, Suppliers and Contractors

We consider the price, quality, safety and the value for us and for our customers when assessing competing suppliers. We do not base our procurement decisions on the condition that the supplier will buy our products or services or provide our managers, directors or employees with personal gain.

We undertake reasonable due diligence regarding the business practices, supply chain, production process and ethics of any supplier and contractor before making a purchasing decision. We identify our business needs and required expenditure and ensure that the proper protocol for entering into business agreements is followed prior to the purchase of goods and services or assigning contractors.

c)	Sales and Marketing Practices

We compete for business openly and truthfully. We sell and market our products and services on the basis of quality, distinctiveness and brand recognition, fair pricing, promotional programs and honest advertising practices. We answer customer inquiries about our products accurately and in a timely manner.

We do not misrepresent product attributes or make false claims about our competitors’ offerings. We do not offer bribes or kickbacks to anyone in our chain of distributors.

Gifts, Favors and Entertainment

Gifts, favors and entertainment are often used to strengthen business relationships. However, we do not accept or provide gifts, favors or entertainment if they risk being interpreted as bribes. With prior management approval, gifts, favors or entertainment may be accepted or provided if they are reasonable in relation to the business relationship, are of reasonable value, and do not violate laws or business practices of Yayi International or the recipient or provider. If receiving a gift that infringes on these practices, an employee must immediately inform their supervisor.

Requesting personal gifts, favors, entertainment or services is unacceptable. No one within Yayi International shall use a company position to obtain personal benefits or special consideration for themselves, their families or anyone else. Suppliers, contractors or other business partners will be selected on the basis of objective, business-related criteria, such as quality, technical specifications, cost and service level. We will never exchange cash or cash equivalents between distributors, suppliers or customers outside our regular business.

We understand that government officials are often prohibited from accepting gifts or entertainment, and we will adhere to the highest standards of integrity when dealing with the government. Therefore, we will not provide any gifts or entertainment to government officials without the advance approval of our Legal Department or Legal Counsel.

d)	Competitive Information

We recognize that information about competitors, distributors, customers, consumers and suppliers is a valuable asset in the highly competitive markets in which we operate. We always obtain this information legally, with the consent of the parties involved and understand the legal liabilities Yayi International and the employees involved may be subject to in case of failure to adhere to proper information collection practices. When using competitive information, we take proper precautions to prevent any misuse or misrepresentation of such information.

e)	Intellectual Property

We respect the rights of other companies concerning their intellectual property such as patents, copyrights, trademarks and trade secrets. We understand that unauthorized copying of legally protected work is a misuse of the assets of others and creates potential financial and legal liability for the Company. We will not use someone else’s the intellectual property without prior authorization.

VI.	Foreign Corrupt Practices Act (“FCPA”) and Similar Laws

The FCPA prohibits the making of a payment and/or the offering of anything of value to any foreign government official, government agency, political party or political candidate in exchange for a business favor or when otherwise intended to influence the action taken by any such individual or agency or to gain any competitive or improper business advantage. Prohibitions of the FCPA apply to actions taken by all employees of the company and by all outside parties engaged directly or indirectly by the Company (e.g., consultants, professional advisers, etc.). Given the complexity of the FCPA and the severe penalties associated with its violation, all Covered Persons are urged to contact the Company's Internal Audit Department at any time with any questions concerning the Company's and their obligations under and in compliance with the FCPA.

Laws in China, and in most countries outside of the United States as well, also prohibit or restrict government officials or employees of government agencies from receiving payments, entertainment, or gifts for the purpose of winning or keeping business. No contract or agreement may be made with any business in which a government official or employee holds a significant interest, without the prior approval of the Company's Board of Directors or a committee appointed by the Board of Directors.

VII.	Reporting

Employees with a concern or question about the Code of Business Conduct and Ethics, Company policy or conduct that may violate these standards should talk to their manager first. If this is not possible or they are uncomfortable doing so, employees may contact Human Resources, the Legal Department, or Internal Audit for assistance.

The Company realizes that some of its affiliates and subsidiaries may not have the departments referred to in the Code. In this event, employees may contact directly the Managing Director, the head of the local Legal Department, the General Counsel, the head of Internal Audit or the Office of Ethics and Business Conduct for assistance.

The Office of Internal Audit Department can be reached as follows:
Tel: 86 22 27984078
Fax: 86 22 27984078
E-mail: internalcontrol@milkgoat.com.cn